UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No.4)*

Nu Skin Enterprises, Inc. (Name of Issuer)

Class A Common Stock (Title of Class of Securities)

67018T-10-5 (CUSIP Number)

December 31, 2001 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[   ]   Rule 13d-1(b)
[   ]   Rule 13d-1(c)
[X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SCHEDULE 13G/A (AMENDMENT NO. 4)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). R. Craig Bryson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION R. Craig Bryson: United States of America

NUMBER OF	5	SOLE VOTING POWER R. Craig Bryson: 2,465,624**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER R. Craig Bryson: 2,593,124**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER R. Craig Bryson: 2,465,624**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER R. Craig Bryson: 2,593,124**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON R. Craig Bryson: 5,058,748**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) R. Craig Bryson: 13.5%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) R. Craig Bryson: IN

SCHEDULE 13G/A (AMENDMENT NO. 4)
CUSIP NO. 6 67018T-10-5

1	NAMES OF REPORTING PERSON(S) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S) (ENTITIES ONLY). Kathleen D. Bryson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a)[ ] (b)[ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION Kathleen D. Bryson: United States of America

NUMBER OF	5	SOLE VOTING POWER Kathleen D. Bryson: 2,465,624**SEE ITEM 4
SHARES
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER Kathleen D. Bryson: 127,500**SEE ITEM 4
EACH
REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER Kathleen D. Bryson: 2,465,624**SEE ITEM 4

	8	SHARED DISPOSITIVE POWER Kathleen D. Bryson: 127,500**SEE ITEM 4

9	AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON Kathleen D. Bryson: 2,593,124**SEE ITEM 4

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Kathleen D. Bryson: 7.3%**SEE ITEM 4

12	TYPE OF REPORTING PERSON(S)(SEE INSTRUCTIONS) Kathleen D. Bryson: IN

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

Item 1	(a)	Name of Issuer:

The name of the issuer is Nu Skin Enterprises, Inc. (the "Issuer").

	(b)	Address of Issuer's Principal Executive Offices:

The address of the Issuer's principal executive office is 75 West Center Street, Provo, Utah 84601.

Item 2	(a)	Name of Person Filing:

This report is being filed by R. Craig Bryson and Kathleen D. Bryson, husband and wife (referred to individually by name and referred to collectively as the "Reporting Persons").

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the Reporting Person's principal business office is 75 West Center Street, Provo, Utah 84601.

	(c)	Citizenship:

The Reporting Persons are citizens of the United States of America.

	(d)	Title of Class of Securities:

This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

	(e)	CUSIP Number:

The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3		Not applicable

Item 4		Ownership.

R. Craig Bryson:

	(a)	R. Craig Bryson beneficially owns or may be deemed to beneficially own 5,058,748 shares of Class A Common Stock as follows: 1,203,007 shares of Class A Common Stock, and 3,855,741 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"), which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 1,146,007 shares of Class A Common Stock and 3,785,241 shares of Class B Common Stock are held by RCB NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company. The filing of the above statement shall not be construed as an admission that R. Craig Bryson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 5,058,748 shares of Common Stock referenced above: 19,000 shares of Class A Common Stock and 33,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 38,000 shares of Class A Common Stock and 37,000 shares of Class B Common Stock held indirectly as a co-trustee for The Bryson Fixed Charitable Trust.

	(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 3,855,741 shares of Class B Common Stock beneficially

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

owned or that may be deemed to be beneficially owned by him, R. Craig Bryson would beneficially own or may be deemed to beneficially own 5,058,748 shares of Class A Common Stock which would constitute 13.5% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 3,855,741 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, he would beneficially own or may be deemed to beneficially own 5,058,748 shares of Class A Common Stock which would constitute 1.0% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 3,855,741 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, he would beneficially own or may be deemed to beneficially own 1,203,007 shares of Class A Common Stock and 3,855,741 shares of Class B Common Stock which would constitute 7.6% of the aggregate voting power of the Issuer and 6.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 1,892,620 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has sole power to vote or direct the vote, R. Craig Bryson would have sole power to vote or direct the vote of 2,465,624 shares of Class A Common Stock held held indirectly as a co-manager of RCB NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Assuming conversion of all outstanding 1,963,121 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has shared power to vote or direct the vote, R. Craig Bryson would have shared power to vote or direct the vote of 2,593,124 shares of Class A Common Stock as follows: 2,465,624 shares of Class A Common Stock held by RCB NS-Holdings, LLC which his wife has the sole power to vote or direct the vote of pursuant to the governing documents of said limited liability company; 52,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

(iii) Assuming conversion of all outstanding 1,892,620 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has sole power to dispose or direct the disposition, R. Craig Bryson would have sole power to dispose or direct the disposition of 2,465,624 shares of Class A Common Stock held indirectly as a co-manager of RCB NS-Holdings, LLC with respect to which he has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(iv) Assuming conversion of all outstanding 1,963,121 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by R. Craig Bryson, with respect to which he has shared power to dispose or direct the disposition, R. Craig Bryson would have shared power to dispose or direct the disposition of 2,593,124 shares of Class A Common Stock as follows: 2,465,624 shares of Class A Common Stock held by RCB NS-Holdings, LLC which his wife has the sole power to vote or direct the vote of pursuant to the governing documents of said limited liability company; 52,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

Kathleen D. Bryson:

(a)	Kathleen D. Bryson beneficially owns or may be deemed to beneficially own 2,593,124 shares of Class A Common Stock as follows: 630,003 shares of Class A Common Stock, and 1,963,121 shares of the Issuer's Class B Common Stock, which is convertible on a one-for-one basis into Class A Common Stock at any time at the option of the holder. 573,003 shares of Class A Common Stock and 1,892,621 shares of Class B Common Stock are held by RCB NS-Holdings, LLC, a limited liability company owned entirely by the Reporting Persons. The Reporting Persons are also the sole managers of the limited liability company and have the sole right to exercise all voting and dispositive power with respect to the shares held by the limited liability company contributed by such Reporting Person. The filing of the above statement shall not be construed as an admission that Kathleen D. Bryson is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of the following shares which were included in the 2,465,624 shares of Common Stock referenced above: 19,000 shares of Class A Common Stock and 33,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 38,000 shares of Class A Common Stock and 37,000 shares of Class B Common Stock held indirectly as a co-trustee for The Bryson Fixed Charitable Trust.

(b)	Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 1,963,121 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by her, Kathleen D. Bryson would beneficially own or may be deemed to beneficially own 2,593,124 shares of Class A Common Stock which would constitute 7.3% of the number of shares of the then outstanding Class A Common Stock.

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 1,963,121 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or may be deemed to beneficially own 2,593,124 shares of Class A Common Stock which would constitute 0.5% of the aggregate voting power of the Issuer.

Assuming no conversion of the outstanding 1,963,121 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or may be deemed to beneficially own 630,003 shares of Class A Common Stock and 1,963,121 shares of Class B Common Stock which would constitute 3.9% of the aggregate voting power of the Issuer and 3.1% of the total combined number of shares of Class A Common Stock and Class B Common Stock then outstanding.

(c)	(i) Assuming conversion of all outstanding 1,892,621 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has sole power to vote or direct the vote, Kathleen D. Bryson would have sole power to vote or direct the vote of 2,465,624 shares of Class A Common Stock held indirectly as a co-manager of RCB NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(ii) Assuming conversion of all outstanding 70,500 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has shared power to vote or direct the vote, Kathleen D. Bryson would have shared power to vote or direct the vote of 127,500 shares of Class A Common Stock as follows: 52,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

(iii) Assuming conversion of all outstanding 1,892,621 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has sole power to dispose or direct the disposition, Kathleen D. Bryson would have sole power to vote or direct the vote of 2,465,624 shares of Class A Common Stock held indirectly as a co-manager of RCB NS-Holdings, LLC with respect to which she has the sole power to vote or direct the vote pursuant to the governing documents of said limited liability company.

(iv) Assuming conversion of all outstanding 70,500 shares of Class B Common Stock beneficially owned or that may be deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she has shared power to vote or direct the vote, Kathleen D. Bryson would have shared power to dispose or direct the disposition of 127,500 shares of Class A Common Stock as follows: 52,500 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Foundation; and 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust.

Item 5	Ownership of Five Percent of Less of a Class.

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

Not applicable.

SCHEDULE 13G (AMENDMENT NO. 4)
CUSIP NO.67018T-10-5

The undersigned by signing below hereby confirm this joint filing is being made on behalf of each of them.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ R. Craig Bryson
By: R. Craig Bryson
Dated: February 14, 2002

/S/ Kathleen D. Bryson
By: Kathleen D. Bryson
Dated: February 14, 2002